Final Term Sheet

Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-123494

$350,000,000

NORTHERN STATES POWER COMPANY

6.20% FIRST MORTGAGE BONDS, SERIES DUE JULY 1, 2037

FINAL TERMS AND CONDITIONS

Issuer:	Northern States Power Company
Issue Format:	SEC Registered
Ratings:	A2/A-/A+ (Stable/Stable/Stable)
Note Type:	First Mortgage Bonds
Total Principal Amount:	$350,000,000
Pricing Date:	June 19, 2007
Settlement Date:	June 26, 2007
Maturity Date:	July 1, 2037
Interest Payment Dates:	Each January 1 and July 1, commencing on January 1, 2008
Day Count:	30/360
Reference Benchmark:	UST 4.5% due 2/2036
Benchmark Price:	89-01+
Benchmark Yield:	5.242%
Re-offer Spread:	100 bps
Re-offer Yield:	6.242%
Coupon:	6.20% semi-annual
Re-offer/Issue Price to Public:	99.432%
All-in Price to Issuer:	98.557%
All-in Yield:	6.308%
Make-Whole Call:	T + 15 bps
Minimum Denominations:	$1,000
Joint Bookrunners:	Banc of America Securities LLC BMO Capital Markets Corp. UBS Securities LLC
Co-Managers:	Mizuho Securities USA Inc. U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, by calling BMO Capital Markets Corp. at 212-702-1233 or by calling UBS Securities LLC toll free at 1-888-722-9555 ext 1088.